Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
($ in millions, except ratio)	September 30, 2015	September 30, 2014
Income before income taxes	$971	$806
Income related to equity method investees	(13)	(6)
	958	800
Add/(deduct):
Fixed charges	171	159
Interest capitalized	(9)	(25)
Distributed income of equity method investees	4	4
Earnings available for fixed charges	$1,124	$938
Fixed charges:
Interest expensed and capitalized (1)	$130	$114
Estimate of interest within rent expense	41	45
Total fixed charges	$171	$159
Ratio of earnings to fixed charges	6.6	5.9

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12